DINOCO OIL, INC.

3260 N. Hayden Rd., Suite 210-332

Scottsdale, AZ 85251

January 2, 2015

VIA EDGAR

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-3628

Re: Dinoco Oil, Inc.

Registration Statement on Form S-1

Filed September 15, 2014

File No. 333-198730

Dear Mr. Schwall

This letter is a request by Dinoco Oil, Inc., to rescind its prior request to accelerate the effective date of our Registration Statement.

Thank you.

Sincerely,

/s/ Dorothy Scaringe

Dorothy Scaringe

Chief Executive Officer

Dinoco Oil, Inc.